MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                              Phone: (303) 422-8127
                               Fax: (303) 431-1567
                                malattyco@aol.com






                                September 8, 2014



Mr. Robert F. Telewicz, Jr.
Senior Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:      JV Group, Inc.
         Form 10-K for the fiscal year ended June 30, 2013 Filed October 15, 2013 File No. 000-21477

Dear Mr. Telewicz:

         In response to your comment letter dated April 17, 2014, we have filed Form 10-Q/A and are responding as follows:

AMENDMENT NO. 1 TO THE FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2013
------------------------------------------------------------------------

GENERAL
-------

         COMMENT #1: We note your response to comment 1 of our comment letter dated February 14, 2014 that you are "not in negotiations as to settlement with any of [your] creditors." We also note that Prestige, your subsidiary, is in default on its promissory note to Huge Earn. In future Exchange Act periodic reports, please expand your disclosure to discuss Huge Earn's rights as a result of the default and add risk factor disclosure as appropriate.

Mr. Robert F. Telewicz, Jr.
Senior Staff Accountant
Securities and Exchange Commission
September 8, 2014
Page 2


         RESPONSE: Please see p. 7 at the highlighted insertion, which then refers to Item 3, where we have inserted several paragraphs to address the comment. Since "Risk Factors" under Item 1A are not applicable to smaller reporting companies, we have inserted a significant Risk Factor in Item 3 of the 10-Q/A for 3/31/14 to cover your concerns, which seems to be an appropriate location for such disclosure.

ITEM 1. BUSINESS, PAGE 1
------------------------

LEASEHOLD ACQUISITION, PAGE 2
-----------------------------

         COMMENT #2: We note your response to comment 3 of our comment letter dated February 24, 2014. In future Exchange Act periodic reports, please clearly identify what you acquired from Huge Earn. For example only, we note your disclosure that Prestige "purchase[d] leaseholds" from Huge Earn and that "the existing leases with the tenants were transferred to Prestige." Please clarify whether Huge Earn was leasing space from a landlord and then sub-leasing such space to tenants. If so, in future Exchange Act periodic reports, please identify the landlord from whom Prestige is now leasing the space due to the leasehold acquisition and to discuss the material terms of that lease agreement. In addition, in future Exchange Act periodic reports, please revise your disclosure to identify the properties (e.g. 10F or 20F) for which Prestige acquired the leaseholds from Huge Earn.

         RESPONSE: In response to your comment, we have added, at p. 3, an entire section addressing the information and will carry it forward in future filings. We have filed the Master Leases as Exhibits. A new Master Lease was signed with Landlord at the time of the Huge Earn assignment of the business.

BUSINESS DEVELOPMENT & FUTURE PROSPECTS, PAGE 4
-----------------------------------------------

THE CENTERS, PAGE 4
-------------------

         COMMENT #3: We note your response to comment 7 of our comment letter dated February 14, 2014. We also note that you have revised your disclosure to indicate that there was an increase in revenue "as a result of an increase of rentals in one center offset by the loss of a lessee in the other center." In future Exchange Act periodic reports, please clarify whether "rentals" is referring to rental rates or the number of leases.

         RESPONSE: In response to your comment we have inserted in the 10-Q/A text a Item section entitled "Centre Occupancy Summaries" at pages 2 and 3 and will carry it forward in the future filings and as applicable.

Mr. Robert F. Telewicz, Jr.
Senior Staff Accountant
Securities and Exchange Commission
September 8, 2014
Page 3


         COMMENT #4: We note your response to comment 7 of our comment letter dated February 14, 2014. We also note that you have revised your disclosure to indicate that there was an increase in revenue "as a result of an increase of rentals in one center offset by the loss of a lessee in the other center." In future Exchange Act periodic reports, please clarify whether "rentals" is referring to rental rates or the number of leases.

         RESPONSE: In response, we no longer use the "rental" term to define revenues. We believe the language in the 10-Q/A for 3/31/14 addresses the matter as "revenues" in that it refers to rental income from tenants. "Rentals" will not be used in future filings.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE, PAGE 15
------------------------------------------------------------------------

COMMITTEES OF THE BOARD OF DIRECTORS, PAGE 16
---------------------------------------------

         COMMENT #5: We note your response to comment 11 of our comment letter dated February 14, 2014. In future Exchange Act periodic reports, given that you have determined that you do not have an audit committee financial expert serving on your audit committee, please also provide the disclosure required by Item 407(d)(5)(i)(C) of Regulation S-K.

         RESPONSE: We note your comment and added the disclosure paragraph and will carry this forward in future filings. The disclosure states as follows:

         "Audit Committee Financial Expert. The Company does not have an audit committee financial expert serving on its audit committee, because the Board is so small that no committee exists. The Board acts in toto without committees and therefor has not maintained a financial expert for an audit committee."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS, PAGE 20
---------------------------------------------------

         COMMENT #6: We note your response to comment 14 of our letter dated February 14, 2014. In response to our comment, you removed your articles of incorporation and bylaws. Please file these exhibits. Please refer to Item 601(b)(3) of Regulation S-K.

Mr. Robert F. Telewicz, Jr.
Senior Staff Accountant
Securities and Exchange Commission
September 8, 2014
Page 4




         RESPONSE: In response to your comment, we filed the exhibits referenced (Articles and Bylaws) and filed the Leases for the 2 Centres as exhibits to the Form 10-Q/A.

         We believe these responses adequately address your comments.

                                   Sincerely,

                                   /s/ Michael A. Littman

                                   Michael A. Littman

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